NewsRelease

TransCanada Announces Offer to Purchase All Common Units of Columbia Pipeline Partners, LP

CALGARY, Alberta - September 26, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that its wholly-owned subsidiary, Columbia Pipeline Group, Inc. (Columbia) has offered to acquire, for cash, all of the 53,843,466 outstanding common units of the master limited partnership, Columbia Pipeline Partners, LP (NYSE: CPPL) (CPPL) at a price of US$15.75 per common unit. The offer price represents an 11.3 per cent premium to the 30 day average closing price on September 23, 2016.

The offer has been made to the board of directors of the general partner of CPPL (the CPPL Board). As the general partner of CPPL is an indirect wholly-owned subsidiary of Columbia, a committee composed of the independent directors of the CPPL Board will be formed to consider the offer. The transaction is also subject to the execution of an agreement and plan of merger which would provide the definitive terms of the transaction, including the offer price. If an agreement is reached and such terms are ultimately approved by each of the TransCanada, Columbia and CPPL boards of directors, the transaction will also require approval by a majority of the CPPL common unitholders. Closing of a potential transaction will also be conditioned upon regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act, as amended.

This decision to make the offer follows TransCanada’s July 1, 2016 announcement, upon closing its acquisition of Columbia, that the Company is reviewing its strategic alternatives for its master limited partnership holdings.

TransCanada has retained Morgan Stanley to act as its financial advisor and Vinson & Elkins to act as its legal advisor.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometers (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometers (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Second Quarter Report to Shareholders dated July 27, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Important Notice to Investors
This press release is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell common units of CPPL, and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission (“SEC”) should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from CPPL.

Media Inquiries:
Mark Cooper / James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522